Filed by Match Group, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
IAC/InterActiveCorp
Commission File No.: 000-20570
Match Group, Inc.
Commission File No.: 001-37636
Date: February 5, 2020

Operator^ Good morning, and welcome to the Match Group Fourth Quarter 2019 Earnings Conference Call. (Operator Instructions) Please note, this event is being recorded.

I would now like to turn the conference over to Lance Barton, Senior Vice President of Corporate Development and Investor Relations. Please go ahead.

Lance Barton^ Thank you, operator, and good morning, everyone. Joining me on the call today are our CEO, Mandy Ginsberg; President and incoming CEO, Shar Dubey; and CFO and COO, Gary Swidler. Mandy and Gary will review the investor presentation that is available on our investor relations website and then open it up for questions.

Before we start, I'd like to remind everyone that during this call, we may discuss our outlook and future performance. These forward-looking statements may be preceded by words such as we expect, we believe, we anticipate or similar statements. These statements are subject to risks and uncertainties, and our actual results could differ materially from the views expressed today. Some of these risks have been set forth in our earnings release and our periodic reports filed with the SEC.

Over to you, Mandy.

Amanda W. Ginsberg^ Thanks, Lance.

This is a bittersweet moment for me as I'll be stepping down as CEO at the end of the month after 14 years here at the company. I want to thank everyone listening today, especially investors, who've been great supporters of this business over the last few years. It's been an emotional decision for me because I love this company, and I passionately believe in our mission to help people find meaningful relationships. But after a challenging few months for me personally, it was the right decision. And it is never easy to leave a place you love, but the timing seem right as we expect to start a new chapter as an independent company.

More importantly, there is an incredible leader who is taking the reins for me. I'm extremely excited that Shar Dubey will be taking over as CEO of Match Group on March 1. She's been an incredible partner of mine for 14 years, most recently acting as Match Group President. She knows these businesses inside and out. As COO of Tinder, she ran product and revenue, among other areas there, and has been instrumental in that business' success. Shar was trained as an engineered IIT in India. Not only is she a brilliant analytical and action-oriented executive, but she's just an amazing people leader. Her instincts on growth levers are unparalleled. She unquestionably has the vision and experience to take this business forward. I'm confident we won't miss a beat during this transition.

Gary and I are going to walk you through the slides, and we ask Shar to be on for any Q&A you might have. Let's jump into the slides, starting on Page 4, to talk about how fantastic our results were in 2019 and why we're confident we're well positioned for the future.

2019 was another milestone year for Match Group, as total revenue exceeded $2 billion for the first time. Tinder was once again the primary growth driver as direct revenue exceeded $1.1 billion just 5 years after the first monetization features launched. As we enter 2020, the investments we've been making in growth areas outside of Tinder are starting to bear fruit. We've seen increased momentum at Hinge and OkCupid and strength in international markets across Europe and Japan.

As a company, we're able to leverage best practices across the portfolio to aggressively pursue areas of untapped opportunity. And we think that these opportunities can be drivers for growth for the business over the next 5 years and beyond. We believe the business is in a great position as Shar takes over and as we approach the expected separation from IAC.

Let's turn to Slide 5. There are 3 critical focus areas for Tinder this year. First and foremost is trust and safety. The second area's around innovation to drive more engagement and successful matching. And then the last area is user growth and monetization. We recently announced a slate of new features using cutting-edge technology dedicated to safety, including a strategic investment and partnership with a personal safety app called Noonlight. Noonlight's proprietary technology allows our users to access real-time security assistance. This is something that no other dating app currently offers. The Noonlight integration allows our U.S. members to share details about upcoming dates via their time line feature. Daters can include who they're meeting, where and when they are meeting their date. They also have the ability to easily and discretely trigger emergency services if they're feeling uneasy or in need of assistance. It's the first of its kind added safety measure to help Tinder members protect themselves when they've taken their interactions off the app and into real life. These features won't be limited to Tinder as we'll be rolling out Noonlight across our brands. I'm personally very excited about this feature, and I know Shar shares my commitment around user safety.

The second thing we introduced is photo verification, which is also debuting on Tinder. Members will be able to self-authenticate through a series of real-time post selfies. These selfies are then compared to existing profile photos using human-assisted AI technology. Profiles with verified photos will display a blue checkmark. The feature is currently testing in select markets and will become more widely available this year.

Tinder will also equip daters with a comprehensive safety center to keep users informed about all Tinder safety initiatives. We're undertaking these efforts because the safety of our users is paramount to us. And the more tools we can offer users to protect themselves, we think the better.

The first half of this year has a meaningful portion of Tinder's road map dedicated to this important safety work. We also believe these improvements across our portfolio will go a long way to maintain the trust of our users, especially for our female users.

The second area of focus for Tinder is product innovation. Our goal is to make the overall experience more engaging by giving our users more things to do on Tinder and, therefore, more reasons to come back again and again.

Swipe Night is a great example of this. We created an immersive content experience that gave users a reason to spend time on Tinder beyond the core matching experience and led to users connecting based on the shared context of their Swipe Night experience. We are rolling Swipe Night out to 10 markets in Europe and Asia later this quarter.

We also want to make the utility of Tinder better and more efficient. We'll be introducing features to give members more control over their experience. Tinder U is an example of this type of feature, where we enable users to limit matches only to other college students. It was well received, particularly with female users. We believe there's opportunity to introduce both free and paid features to enhance the experience.

We're also introducing features and give users more ways to express themselves and to show their interests, which we think is especially important to the Gen Z audience. Common interests and self-expression are particularly important in markets where the dating culture is not as explicit as it is here in the U.S., for example, and providing more alibis to connect and meet is really important. We are not expecting the dating culture to adapt to Western norms in these countries. Rather, we are adapting the Tinder product to fit the dating and social norms in these markets.

Last, but certainly not least, is growth, both in terms of users and revenue. User growth is driven by both exciting and effective product features as well as our global marketing efforts. We're pleased that our Q4 user growth remains strong with double digit growth across our regions. Some user growth also occurred naturally due to Tinder's place in the cultural landscape. It happened last year in Brazil with the chart-topping song, “Jenifer”, and we saw it happen once again at the start of this year with the Dolly Parton challenge, which was awesome.

Tinder has a long list of features planned for 2020 to drive monetization.

But it's worth calling out 2 areas, we think, that there's a lot of opportunity and where the team is really focused on. First, the team has some great ideas in the works for ALC, a la carte, or consumable features, which will give users, especially power users, additional advantages and benefits on Tinder. These premium features will be offered with appropriate premium pricing.

Second, as we have been studying a number of our developing markets, particularly in Asia, it's clear that reoccurring subscription models are not the way consumers predominantly transact. Pay as you go and in-app currency models are more popular ways for consumers to pay. Therefore, the Tinder team is hard at work on new monetization approaches to better serve these markets with models that are more typical in these geographies.

And just to give you a little more context, the way Tinder's plan product cadence is set for this year, the first half is going to be focused on enhancing the core experience, including the trust and safety efforts I talked about, and putting in place infrastructure to enable the APAC monetization features. Later this year, we will see the rollout of new a la carte features targeted at power users and other monetization features.

Okay. Let's turn the page to Page 6, Hinge. In 2019, the Hinge team was focused on refining the product and user experience while driving further growth with 2 exciting and creative brand campaigns. These products and marketing efforts allowed us to grow downloads over 100% year-over-year. I'm extremely pleased with the progress made at Hinge as it has quickly become a leading app in the extremely competitive North American and U.K. markets.

We have also increased revenue by approximately 400%, and we are just starting to focus our efforts on monetization. We see meaningful opportunity to increase both conversion and ARPU at Hinge. And if the progress we've made on Tinder since 2015 is any indication of the potential, we have a lot of opportunity left.

As you can see at the bottom right part of the slide, Hinge's conversion rate and ARPU are currently much lower than that of Tinder. Looking at Tinder's relative conversion ARPU levels, we believe we can improve Hinge monetization per registered user by 3x from where it is today. That, coupled with its rapid user growth, we believe, sets Hinge up for meaningful revenue upside over the next few years.

OkCupid has made huge strides, not only in international growth markets, such as India, but also in North America. The business has achieved 8 consecutive quarters of around 10% year-over-year growth. This has been driven by a combination of refocusing the product on its core features and running provocative marketing campaigns. And these campaigns, once again, have people buzzing about OkCupid. Internationally, the growth plan we've been executing in India is working well and serves as a template for additional geographic expansion.

We are already starting to see similar signs of success in Turkey and Israel and have plans to invest in growing the brand in a number of other countries as the year progresses. Our approach has been to test, learn and scale, and we think it's been a prudent way to scale in international markets.

Flipping the slide, I want to highlight a few areas of strength in international markets. Slide 8 highlights some recent strengths we've seen in Europe, in addition to the continued strong growth we've had in Japan. We've been working hard for the past couple of years to improve growth at Meetic. We made numerous product improvements and enhanced our marketing campaign to emphasize real relationships. These efforts have helped new subscribers at Meetic hit a 6-year high last month, largely driven by improvements in conversion.

The OurTime business in Europe has been growing double digit, and we see no signs of that slowing down given the demand we see in the over 50 demos throughout that region.

Japan also continues to be a bright spot for us, with both Pairs and Tinder gaining market share and outpacing category growth. There's plenty of opportunity to further scale brand marketing as well.

Right now, there are restrictions to prohibit our category from marketing on TV. If that channel opens up, it would be an additional huge win for us for that business. It could both help increase brand awareness and continue to erode the stigma that still exists there.

As you can see, there are a lot of exciting growth initiatives that we're investing in across the company. We believe these initiatives will be additional drivers of growth for Match Group. It's been an amazing run for me over the last 14 years, and I'll miss being a part of the next chapter, but I know Shar and the rest of the management team is ready and has levers to drive our growth well into the future.

With that, I'll hand the call over to Gary to discuss our financial performance.

Gary Swidler^ Thanks, Mandy.

Before I jump into my remarks, I just want to thank you for all the years of dedicated service to this company and to the dating category. You have influenced so many people's lives, both our customers and our employees. You've been an inspirational leader, and all of us at the company have loved working with you. You will be missed, but I know we are in terrific hands with Shar as our CEO. We all wish you much health and happiness.

Now let's turn to the company's performance. As Mandy said, we had a phenomenal 2019, and believe the business is in excellent shape heading into 2020. We have a clear strategy for continued global growth, and we're executing well on our plans.

Let's first review Q4, and then I will discuss our outlook for 2020 in more depth. On Slide 10, you can see that total average subscribers grew 19% in Q4, the same strong level as in Q3 '19. Tinder added 1.54 million subscribers on a year-over-year basis, 36% growth. Tinder's Q4 subscriber additions were impacted by changes to the cancellation flow contained in Apple's iOS 13 upgrade and particularly by Apple's forced adoption of IOS 13 for all users globally in December, which led to a higher level of cancellations than we had been expecting had the upgrade path been more voluntary on the part of users.

Non-Tinder subscribers grew about 1% in Q4 year-over-year. This was the first quarter of year-over-year growth in non-Tinder subscribers since Q4 2016. On last quarter's call, we said that we expected non-Tinder year-over-year subscriber growth in Q4, and that came to pass. The growth is being driven by an array of brands, including Hinge, Pairs, OkCupid, Chispa and BLK.

In Q4, overall, company ARPU was up $0.01 year-over-year to $0.59. Tinder's ARPU increased 4% year-over-year in the quarter. North American ARPU was up 4% year-over-year. International ARPU was down 1%, but up 1% on an FX-neutral basis. On an FX-neutral basis, total company ARPU was up 2% year-over-year.

Flipping to Slide 11, you can see that the company's Q4 total revenue was $547 million for year-over-year growth of 20%. Total revenue growth would have been 21% or $5 million better without the impact of FX. Tinder direct revenue grew 39% in the quarter. Indirect revenue stabilized in Q4, as we'd been expecting. Operating income grew 19%, and EBITDA grew 22% in the quarter. EBITDA margin improved by 1 point over the prior year quarter. Selling and marketing spend declined as a percentage of revenue again this quarter by nearly 5 points to 18%, our lowest level as a public company.

In Q4, we spent down at a number of the legacy brands and only increased spending modestly at the growing brands. We also delayed to 2020 some spend we have planned in India and Australia due to widespread protests and wildfires in those countries, respectively. The overall reduction in marketing spend was mostly offset by IAP fee growth and higher legal expenses and product development costs.

At the end of every year, we like to step back and review our financial trends over the past several years to avoid focusing solely on the quarter-by-quarter trends. Tinder's growth has been exceptional, going from negligible revenue in 2015 to over $1.15 billion in direct revenue in 2019, a CAGR of 123%. You just don't see that very often, especially at the margin level that Tinder has.

As you can see on Slide 12, Tinder has clearly propelled Match Group over the past 5 years to total revenue growth of 20% annually. But I want to reemphasize something that Mandy said, which is that we've been successfully turning around several of our brands, and we've made a series of important new bets. These strategic moves have positioned us to drive real and accelerating growth in the non-Tinder brands starting in 2020.

We're also executing on our strategy of growing international direct revenue, which now comprises roughly half of the company's direct revenue, up from 1/3 in 2015. Our Asia Pacific revenue is trending towards our goal of 25% of total company revenue. It was up to 17% of the total in Q4 '19. In particular, markets like Japan, where we have the 2 leading brands in Pairs and Tinder, are becoming major revenue markets for us with rapid growth.

Growth at brands like Tinder, which rely less on paid marketing, coupled with spending discipline at several of the other brands, have enabled us to expand margins significantly over the past 5 years, with EBITDA margins going from 33% in 2015 to 38% in 2019. We believe there is room to expand our margins above 40% in the long run, especially as legal expenses, which increased $38 million year-over-year in 2019, declined and our non-Tinder brands contribute more.

Slide 13 shows that in 2019, we made about $37 million of investments into Hinge and our other emerging brands. This level of discretionary investment in new bets, about 2% of revenue, is a very manageable level for the company. Of course, this excludes all the investing in people, product and marketing that we're doing globally to expand our other profitable brands like Tinder.

As you can see from the chart, Hinge is making fantastic progress, and we expect it to be close to breakeven in 2020. Hinge still has a lot of work to do, but we're confident it's on track to profitability. In 2020, we're planning to invest in a variety of our other businesses that we believe are showing traction. These include Ablo, a person-to-person text and video chat app that our team incubated in 2018 and launched in 2019. We're thrilled that Google named Ablo the 2019 app of the year. Ablo is showing strong user growth, and we're investing into that momentum.

Our Chispa and BLK apps have done a great job building their user bases in the Hispanic and African-American communities in the U.S., and they already have monetization underway. We have confidence that they will be solid, profitable contributors to our portfolio in the not-too-distant future.

Overall, a significant portion of the investments we plan to make this year is designed to achieve our goal of deriving 1/4 of our revenue from Asia Pacific by 2023. These include Pairs-engaged targeted matrimony market in Japan and OkCupid in several Asian markets.

We've talked about the opportunity we see in the untapped and rapidly growing Muslim demographic globally, and we're planning to invest in a small app in Egypt that we bought last year to address that demo. We're investing in the team, in the product and in marketing to drive user growth.

Slide 14 shows that we started at the time of our IPO with net leverage of 4.1x. From there, we've reduced leverage significantly even while returning over $1.2 billion in capital to shareholders through share buybacks and dividends. We ended Q4 '19 at 1.5x net leverage, below our target.

As we announced in December, we will be paying $3 per share of cash consideration or approximately $840 million in aggregate at the time of the separation from IAC. We intend to use cash on hand and a new debt raise of about $500 million to fund this amount. Including our assumption of $1.7 billion of exchangeables from IAC, we believe our net leverage will be 4.2x when the transaction is expected to close in Q2.

We're highly confident that through a combination of EBITDA growth and some debt paydown, we will delever to under 3x net leverage over the 18 months following the separation. In fact, we believe we can delever even more significantly than that, unless we find appealing M&A or investment targets.

If you look at the right side of Slide 14, you can see that we generated $620 million of free cash flow in 2019 and converted nearly 80% of our EBITDA to free cash flow.

On Slide 15, we have our latest financial outlook. On our last earnings call, we provided a preliminary outlook for 2020. And now that we've completed our financial planning process, we're reaffirming what we said last time. For 2020, we believe we can achieve mid- to high teens revenue and EBITDA growth.

We expect Tinder to be the primary growth driver for us again in 2020, adding a similar amount of direct revenue year-over-year as it did in 2019. Over the last couple of years, we've targeted 1 million or more average subscriber additions for Tinder at the start of the year, and that is our target again for 2020.

While that is our target, there are a few things worth noting. The new cancellation flows in iOS 13, which negatively impacted our cancellation rates in Q4, especially late in the quarter, will have a carryover negative impact on Q1 sequential net additions at Tinder. iOS 13 adoption ramped up from under 20% in October to around 85% in January, including a step change at the end of December, when there was a forced upgrade to iOS 13.

As the existing Tinder paid members encounter this experience for the first time, cancellations rise. This elevated level of cancellations is expected to be concentrated in the months of November through February.

The high levels of adoption rates already reached for iOS 13 give us confidence that its effects on Tinder cancellations will lessen after Q1 '20. Importantly, despite the sequential net adds math, we're expecting a very healthy Q1 for Tinder, with revenue growth in the mid-30% range and even higher growth in new subscriptions. It is also important to keep in mind the key focuses of our Tinder product road map this year, which Mandy went through.

We have a number of important a la carte features planned, primarily to target power users willing to pay a premium for special advantages and benefits on Tinder. These features, which we plan for the second half of 2020, are more focused on ARPU increases. Additionally, as we expand Tinder in Asia, where customers are more accustomed to pay as you go models as opposed to buying monthly subscriptions, we plan to adjust our monetization models. It is important that we customize our product to the preferences of users in each country, and that is a major objective for Tinder in 2020.

We have a lot of experimentation planned this year to settle on the right monetization models in all of these countries. This makes estimating subscriber additions and ARPU improvements difficult to pinpoint with precision at this time, particularly on a quarterly basis. As you all know, though, our focus is on delivering our revenue goals, not driving specific KPIs. Also, it's important to recognize that the road map for Tinder is loaded in the first half of the year with important safety initiatives and laying infrastructure groundwork for the new monetization models in Asia that we plan to roll out in the second half of the year. With all this considered, we have confidence in the full year growth expectations and subscriber net additions at Tinder that I mentioned previously.

Given the product cadence as well as the iOS impacts, we expect Tinder sequential average subscriber additions to be more weighted to the back half of the year. We also expect solid single-digit year-over-year growth in ARPU at Tinder in 2020.

We believe that our non-Tinder businesses will contribute increasingly to the company's revenue growth as 2020 progresses. Hinge, Pairs, OkCupid, Meetic, Chispa and BLK are all on solid growth trajectories, and our live streaming project at PlentyOfFish should add solid revenue growth as well.

Notably, the focus on monetization at Hinge will help drive improvement in revenue growth at the non-Tinder brands. But depending on what levers we pull, growth in non-Tinder average subscribers may be impacted. But again, we're focused on revenue optimization, not driving specific KPIs.

In 2020, we expect to increase marketing spend at a fairly large number of our brands that are showing momentum. For example, as Mandy mentioned, OkCupid is planning to take its playbook and momentum to a number of Asian markets, including Malaysia and Indonesia, where we expect to see increased marketing spend. We're also planning to invest in marketing for our Muslim-focused product and our new Pairs-engaged product in Japan. We anticipate that our 2020 EBITDA will also be impacted by approximately $25 million of higher legal costs year-over-year, primarily in the first half as well as by approximately $5 million to $10 million of separation-related costs, the bulk of which we expect in Q2 as the deal closes.

For Q1 '20, we expect total revenue of $545 million to $555 million for year-over-year growth of 17% to 19% and EBITDA of $170 million to $175 million. The Q1 EBITDA range reflects the heavier marketing push we are planning to make as well as $10 million of year-over-year higher legal costs.

The other items for 2020 that we list on Slide 15 are generally pretty straightforward, but I did want to point out a few things. First, the impact of the separation is such that we don't expect to be a full domestic cash taxpayer until 2022, 1 year later than we previously had expected. Second, we're assuming an incremental $500 million debt raise in 2020, which will increase our cash interest costs, as well as the $1.7 billion of exchangeables we'll be assuming from IAC upon the separation. Last, we're expecting CapEx in 2020 to be higher than it's been recently because we plan to remodel one of the former IAC buildings in LA.

As we begin 2020, our fifth full year as a public company, the business is in terrific shape. Tinder has grown like few other companies before it. We're working to attract the next generation of users, expand the business globally and drive continued outstanding revenue and profit growth.

Away from Tinder, we successfully achieved growth at many of our other brands and have made new bets that have begun to pay off or are well positioned to do so. We landed in a good place with the terms of the separation from IAC and are confident we'll have the financial flexibility we need to invest in or acquire businesses where we see strategic fit.

We believe there are a few companies poised to deliver the combination of growth, profitability and free cash flow generation over the next 5 years that we expect to deliver. We've been best-in-class in terms of these metrics since our IPO, and we believe our strong track record will continue.

With that, I'll ask the operator to open the line for questions.

+++ q-and-a

Operator^ (Operator Instructions) The first question comes from John Blackledge of Cowen.

John Ryan Blackledge^ First, Mandy, congratulations on your strong leadership and execution. And Shar, congratulations on being named CEO. Shar, just kind of curious about your view of the strategic direction and investment strategy for Tinder and the non-Tinder assets relative to Mandy's view. And then second question would be, Gary, aside from iOS 13, any other kind of swing factors for the 1 million-plus Tinder net add guide for 2020?

Sharmistha Dubey^ Thank you, John. This is actually a great question for me to start my first call with, and I know some of you are wondering if and what changes with this change. I want to say if there ever was continuity in strategy and operating rhythm with management change, this is probably it. Mandy and I have had a long partnership, obviously, but we've worked very closely in running this business, particularly over the last couple of years. And my taking over does not change our core strategy.

At the highest level, the way I think about it, we are a technology company in the service of a very fundamental human need, the need for love and meaningful relationships. Mandy and I have seen this category develop in the U.S. and Western Europe.

When we started, about 3% of people met online. And today, that number's over 40%. But not only is it now the #1 way people meet in developed markets, there are now independent studies that show that these relationships that started online are actually stronger and happier than traditional ones. So we're now committed to bringing this same level of success in much of the rest of the world, where we think category penetration is still quite low.

So in the near term, our growth levers continue to be Tinder, international, video and new bets that both Mandy and Gary mentioned like Hinge and our demographic-specific apps. But I did want to take a slightly longer and broader view and point out a couple of things about our business. I've been here a long time, but what gets me particularly excited now about this category is that we have both technology and consumer behavior and acceptance reach a point that allows us to evolve our products from an almost pure introduction service with swipe and search to match to message type of a paradigm to a much richer, live and fun experience for people to discover, meet and flirt and truly date online. And this is going to allow us to create new surface areas on the app for our users to engage with. And in turn, this opens up new monetization mechanics we haven't tried on our apps before.

The other thing I want to point out, we have a very large global and a high intent user base, and we monetize a rather small portion of it through a small number of revenue features and a limiting subscription model. We haven't yet tried offering additional products and services that enhance their dating journey.

I personally have a long experience with product and revenue, and I know the teams are working on some interesting new engagement and monetization mechanics across our various platforms, including Tinder, and I hope to be able to talk more about these as the year progresses.

Gary, you want to take the second one?

Gary Swidler^ Sure. So John, I know there's a lot of focus, obviously, on the net add number in the 1 million. I just want to remind you, again, we focus on driving revenue at Tinder, not particularly driving just the sub-number, just the ARPU number. So we look at it in combination. Sitting here today, 1 month into the year or so, what we're saying is that we think we can do 1 million sub-additions or better for the year, and we have a lot of confidence in hitting that target. We know it's an important target to hit. But as I talked about in my remarks and Mandy talked about in her remarks, there's a lot of different swing factors that are going to affect the trade-offs that we make and kind of where each of these KPIs, namely ARPU and subscriber additions, land. And Shar just talked about it as well. We're focused on tailoring the product in the Asian markets, which may lead to more a la carte and more ARPU lifts than subscriber lifts. We're focused on a lot of different product niches. We've got an extremely busy product road map at Tinder all through this year.

And so as we've seen on a platform of scale, like we have at Tinder, even small things can sometimes lead to significant wins. So we're going to try a lot of different things. We have a lot of confidence. We've got a lot of interesting things to roll out. And I think if we execute better, we get some bigger wins than we're expecting, that number of 1 million certainly could be higher. But it will depend on what we choose to focus on and where we have success, whether it's on the a la carte side, whether it's on the subscriber side or whether it's on both of those things, which obviously would lead to upside for us overall.

So that's what we have to do. We're busy executing this. We've got a lot of confidence in the Tinder team and the product team that they can execute. We've got a lot of things to consider, and we'll certainly see how the year plays out. But we're mindful of the revenue goals we need to deliver. Subs are clearly a component of that, and we're going to make a number of trade-offs as the year progresses to land in a place that I think everyone will feel good about.

Operator^ The next question comes from Doug Anmuth of JPMorgan.

Douglas Till Anmuth^ Gary, I was hoping you could just go into some more detail on the 4Q sub dynamics you talked about, iOS 13 ramping up late in the quarter. Can you give us -- it sounds like that's more of a churn thing. Can you give us a sense on how you feel about gross adds in the quarter? And also whether there were any other factors that may have impacted? And is there any way to quantify iOS 13, and then how that plays out as you go into these first few months of 2020?

Gary Swidler^ Yes. So I tried to go through some of that in my remarks. But I know there's a big question that we will have, and there's a lot of moving parts to it. So let me try to kind of step people through this methodically. So unlike a lot of apps out there, like Netflix, where people rarely just delete the app entirely from their phone, maybe they cancel their subscription, but they don't necessarily delete the app, daters behave differently. As they meet people, as things are happening in their lives, they do tend to delete the app and reinstall the app as well. So we are a periodic usage business, which is different than a lot of the other subscription businesses that you're used to seeing.

And so these Apple changes that were made did affect our business more than many other subscription businesses that are out there as they change the cancellation flow. And what we do see is that for people who delete the app, when they hit that new cancellation flow for the first time, we see an elevated level of cancellations. It's not the case for the second or third by the time they encounter that cancellation flow. So now we've seen a few months of data on this, and we're confident that, that's the case. It's really the first time that they encounter that new cancellation flow.

And what we've been able to see, as this has rolled out, is that the curve that we see on the elevated cancellations really follow the adoption curve for the iOS 13 upgrade. So the cancellations ticked up with a little bit of a delay, but they basically ticked up as iOS 13 was adopted. And so that started kind of in the 20% range back in October when this was -- when iOS 13 was first rolled out. But now the adoption there is probably in the 85% to 90% range. So what that tells us is, pretty much everyone who can has got iOS 13 at this point. And so we have confidence that the effect of the higher cancellations from iOS 13 is going to dissipate now that we've kind of reached the ceiling in terms of the upgrade to iOS 13.

The thing that surprised us in Q4 that we hadn't been expecting is that instead of allowing people to voluntarily upgrade to iOS 13 over time, Apple required all users to do it towards the end of the quarter. And so that led to a step change in the cancellations that we were not expecting when we talked about our fourth quarter expectations on our last call. So that was really the surprise.

So it is a churn issue. If you look at our gross adds, they're extremely healthy, they continue to increase sequentially. They increased in Q4. They grew again in January. So I have confidence they are going to grow for the first quarter. So gross adds really are strong. And this really is ultimately a cancellation issue, which we think will dissipate. I think the effect is going to linger through Q1. There may be some tiny impact on Q2, but I think, ultimately, we're going to get through this. And we have confidence that the impact is really boxed in, in terms of elevated cancellations from kind of the November time frame to February.

So that's why, as we talk about our outlook for the year and 1 million net adds, if you look at it, if -- we have confidence in that number. And so if that number is lower at the start of the year, it means that we expect that our product road map and the lessening of the impact from the iOS 13 upgrade is going to lead to a stronger number of net adds later in the year so that we can hit the 1 million. And I think sitting here today, that's what we have confidence in. And we're hard at work on the road map to make sure that we are able to achieve that. And that's where we sit today.

Again, I just want to stress, we focus overall on revenue. And so we'll have to determine what trade-offs we make between the net adds growth and a la carte growth and ARPU growth. And so we'll see how that works out. But again, as I said to John, in answering the last call, we see that small wins can really lead to big impacts on the Tinder platform. We've got a lot of things in the hopper to get us there. So we'll see how the year kind of progresses and lays out. We feel good that we are having this temporary headwind from the iOS cancellation flow, but it's going to dissipate. And overall, the year looks to be in good shape for us.

Shar, Mandy, anything that you want to add?

Sharmistha Dubey^ Yes. The only thing I want to add, I know we've said in the past about the stock effect of new features that we launch and how, when we expose a new feature to the entire user base, you see an abnormal increase in gross adds, and then eventually that levels out. This is sort of -- think of this as elevated terms in reverse, right? And so as the vast majority of our paid members encounter this new experience for the first time, we're seeing an elevated level of termination, which ultimately is going to level out.

Operator^ The next question comes from Kunal Madhukar of Deutsche Bank.

Kunal Madhukar^ Question regarding Facebook Dating and the impact on other brands. So on its fourth quarter call, Facebook said Facebook Dating is growing really well. It's become one of the top dating services, and we expect to continue growing. So we get that consumers use multiple apps. And given Facebook's immense global user base, it is not surprising that they may very well be 1 of the top dating services.

At our conference last year, you had shown some statistics that's suggested that Facebook Dating did not really impact Tinder. What about other brands? How is that impacting other brands or not impacting other brands?

Amanda W. Ginsberg^ Sure. Let me take that one, Kunal. So as you said, I mean, despite the fact that Facebook launched Dating over a year ago internationally and then late last year in the U.S., our fundamental view has not changed. And it's not changed just because that's what we thought, it changed based on the data that we're seeing. Awareness, certainly for Facebook Dating, is growing, and they've been promoting it inside of their app. And of course, we are not going to underestimate Facebook, given how many millions of millions of users are on their platform and the frictions low - so why not have people try it? So why wouldn’t people try it? That said, we watched pretty obsessively every KPI across all of our brands. And we really have not seen any correlated negative impact across any of those brands, even the brands that we were more concerned about, that we thought there could be more overlap, but we just haven't seen it.

There has been a lot of multi-app usage. People under 35 are using 3 to 4 apps, and that's still growing. And so not surprising that one of these apps or there could be incremental usage as a result of Facebook, given sort of how low the friction is. We also -- we haven't seen an impact in any other platforms. We've also been watching clearly on Tinder, too. We believe there's very little overlap on Tinder, which is obviously our largest app.

Young people, 19-year-olds, 18-year-olds, 20-year olds, they're just not signing up for Facebook, which is not surprising since that's probably where their parents would be. And over time, places like in Asia, the more people who use products and the more rich the competitive landscape is, we actually think could help normalize the category and rise – be the tide that rises all ships. It actually could be beneficial for the category for us.

So we are still cautious, and we'll never have too much hubris around this because they're a big player. But we think that we can compete, and the reason we think can compete is because we will continue to aggressively innovate our products. And that's the one thing we do every single day, and we do think that, that provides some advantage.

Operator^ The next question comes from Eric Sheridan of UBS.

Eric James Sheridan^ Maybe two, if I could, one non earnings. Mandy, a lot of investors have also reached out, passed along, thanks for leadership over the last couple of years in the public domain and wishing you well going forward. More back to earnings, maybe for Gary. Gary, just thinking through the revenue commentary on Slide 15, you talked about Tinder giving most of the growth and comparable level of incremental revenue dollars. Turning away from Tinder, can you just walk through maybe the building blocks of the non-Tinder business, how that momentum through 2020 progresses, and understanding some of the investments behind building that momentum as well?

Gary Swidler^ Sure. Happy to do that. So if you go back in time a little bit, we've been talking about Tinder being our growth driver and then the non-Tinder brands in aggregate being flat. And we were saying we're going to try to get those back to growth, and the reality now is that a lot of the brands in the non-Tinder bucket have returned to some level of growth. So we think it was significant that we achieved overall subscriber growth of non-Tinder brands year-over-year in the fourth quarter. That was a milestone that we were shooting for, and I mentioned that we hit it.

And our plan really is to drive overall growth from the non-Tinder brands in 2020. And the fact the subs grew in Q4, and then we see the trends that are positive at a large number of the non-Tinder brands, gives us confidence that we're on the path to get there. So I think that the growth will start out pretty modestly in 2020 -- in the early part of the year, but it will ramp and progress over time as we get through the year. And so we feel good about that.

Obviously, kind of where we end up on our overall guidance range will be impacted by how much growth we're able to drive out of the non-Tinder brands as well, of course, is where we end up specifically on the Tinder side, but those are some of the swing factors in the outlook.

I think when you kind of look at the individual brands, and I highlighted some of this in our -- in my remarks, Hinge is starting to grow nicely. We feel great about the progress we’ve made in user growth wise. We're starting to get to the point now where we're focusing on monetization. We think that will drive revenue for us in 2020.

Pairs in Japan has been a revenue growth story for a while for us now, and the outlook is very good for that business. OkCupid has been a turnaround story in North America. We've gotten it to the point where it's growing close to 10%, as Mandy said. And we feel good about the profile for OkCupid, not only in North America but also into its international efforts. So those are very early days. And so that's going to take a while to contribute to growth. Chispa, BLK are still businesses that we're investing in, but in general are starting monetization, and we feel like they should add to the revenue picture as well.

And now we've been able to get Meetic back to some level of growth in Europe. It's modest, but it is in the positive column as well. So we feel good about that. And obviously, turning things from a drag into a contributor, even if modest, is very helpful.

So on the other side of the ledger, you've got the Affinity businesses, some of which we've been running down, and we continue to run down and not really invest in from a marketing standpoint.

And Match has been a place where we've been working on the product. We've been working on marketing. We've made some progress. We haven't quite gotten it to a point where we can put it into the growth column, but we continue to work on it. And we're hoping that as the year progresses, Match will show some improvement.

So those are a lot of moving pieces. The story is a little bit more complicated than just saying, in aggregate, it's flat. But we see enough green shoots in a lot of these businesses or, even better than that, actual revenue growth contribution that we feel good. And the question is, how much growth can we drive out of those businesses?

Then on the other side of the coin, you've got the investments we're making in kind of longer-term bets, in the Pairs-engaged matrimony business, which we think can contribute revenue for us, but it's a longer term play. It's probably late '20 into '21 or beyond that it's going to really contribute for us. The same is true of the Muslim app that we're focused on.

So I think that's how we look at it. Hinge was something we made investments in. We've gotten it to the point now where it's going to contribute revenue in '20 and ultimately get to profitability. Chispa, BLK, kind of a similar trajectory, and our goal is to kind of keep moving either the legacy brands into the growth category or make these investments and drive the new bets into the revenue contribution category as well. So that is the business we're in. We feel good about the trajectory of virtually all of these businesses. And that gives us a number of additional growth drivers beyond just Tinder that really kind of round out and help us diversify the overall financial profile of the business. And so that's why we feel we're in good shape as we enter into 2020.

Operator^ The next question comes from Brent Thill of Jefferies.

Brent John Thill^ North America revenue declined sequentially for the first time ever. Is this all related to the Apple iOS change? Or any other reasons behind that in North America?

Amanda W. Ginsberg^ Let me take that. I think it's -- this is not the way that we look at the business. And you shouldn't either. Year-over-year trends are much more important at all our businesses, including Tinder. There's just real seasonality in our business. There always have been, since I've been here, especially quarter-to-quarter in Q4. Because people in Q4, it's sort of obvious, they focus more between, in the U.S., for example, Thanksgiving and Christmas, more on their families and less on dating naturally. And we see that showing up in our numbers. And I bet that if you look at in 2018 Q3 to Q4, you probably see sequential revenue growth is negligible as well.

We just expect there to be a deceleration between those 2 quarters. And then also, in Q4, it's the lowest marketing spend for most of our businesses. That's when it's just not ideal time to spend marketing because you just don't have the right sense of the attention and mentality for daters. And in fact, this year or the past year in Q4, we had lower marketing spend at Match, the lowest we've had at Match because we've been pulling spend back. We are excited about the year-over-year subscriber growth at the non-Tinder brands, and we do think that this does set us up well for next year. So I would, again, sort of not look at the sequential because it's not really the right way to look at it, but the year-over-year is probably the more relative metric.

Operator^ The next question comes from Benjamin Black of Evercore ISI.

Benjamin Thomas Black^ And Mandy, congrats on a great run, and we wish you all the success in the future. I have a quick question on Hinge. How would you say trends are there, trends in terms of features, users, monetization, the geographic rollout? How are these tracking against your internal expectations? And separately, how would you describe the competitive environment at Hinge? And what are some of the levers that you think you can pull in 2020 and '21 to help narrow that ARPU and conversion gap you mentioned with Tinder?

And then separately, sales and marketing came in well below our outlook. How much of this was related to the timing shift that you mentioned? And what portion do you think could be attributed to perhaps a newer run rate going forward?

Amanda W. Ginsberg^ Okay. Let me take the Hinge question, and then Gary can take the marketing one. The last couple -- so first of all, we feel great about Hinge. So the last 2 years, we've really focused on user growth. And now I've talked about kind of putting the spotlight on monetization, which includes new revenue features, merchandising, pricing, all the things that we have done for many, many years and have a proven playbook.

There are a number of proven revenue features on Tinder and our other brands that we just haven't put on the Hinge yet. And we think that that's a real opportunity. And of course, we sort of make whatever feature relevant to Hinge and adapt that feature to the Hinge ecosystem. But like I said, this is sort of -- we're really, really early on in the early innings of the monetization playbook on Hinge.

And to the extent that we focus on pricing, that's obviously won’t drive subs, but we're going to find the right mix that optimizes revenue. So we're not too hung up on sub number or ARPU. We're just trying to figure out the maximization of the levers.

And then you asked about competition. It is clear that Hinge is incredibly competitive, and it's gaining huge traction among the relationship on the millennials. Not just in North America, but international markets, we've seen really nice growth in the U.K. and Australia.

Hinge targets a different segment of the market than Tinder, for example, because its users tend to be more serious. Not that there's not some overlap, but Tinder's core demo is really that young college audience. It's more around -- it's just more social, a little bit more fun. And Hinge is mostly for urban millennials that are like, okay, I have a job now. I need to get serious about my life, including my dating life.

And so we think that having this product or this place in the market really fits beautifully within our portfolio. And we think it is definitely competitive, and we are seeing it gain ground against other competitors in that relationship-focused base.

Gary Swidler^ In terms of the marketing shift, we beat our EBITDA expectations. And that was in part driven by a marketing shift out. It probably was in the neighborhood of $5 million or so. There are a couple of reasons for that. I mean, first of all, the fourth quarter is generally a time where we tend to be pretty judicious because it's not a great time to spend marketing dollars and get strong returns. And so when we don't see opportunities, we just save money and push it out to the next quarter. And so that was part of what was going on. Given it was Q4, we didn't see returns that we thought were appropriate. We didn't spend the money.

And then the second, which I alluded to in my remarks, is there were a couple of places where we were planning to spend marketing dollars, in India and in Australia for our Tinder brand as well as our OkCupid brand that because of things that were going on in the countries there, protests in India and wildfires in Australia, which obviously were totally out of our control, we decided it didn't make sense to spend that marketing dollars in those countries. So we're going to come back as things have calmed down and spend that hopefully in the first quarter.

So I don't think it's right to say that this is kind of a new kind of run rate level. I think we're going to go back to our more typical levels of marketing spend. And we have a lot of things underway to do that. Q1 is a good marketing spend quarter for us. We're planning to try to be aggressive across a lot of these brands, where we see the opportunity for growth. As well as a lot of these new bets that we want to drive in 2020. So our strategy remains unchanged, even though we did have this dip in sales and marketing as a percent of revenue in Q4 because our job is to drive growth, and we want to make those marketing investments.

And we've got a lot of platforms where we see positive signs of potential growth or growth itself that we want to invest in. So I think you have to look at Q4 as an artificially low level and some things that were out of our control that drove the shift down, plus the discipline we typically have in Q4 essentially. And we're going to kind of go from there.

Operator^ And the last question today will come from Michael Ng of Goldman Sachs.

Michael Ng^ This one is just on Tinder. So with the new revenue features concentrated in the second half and primarily focused on a la carte power users, can you just talk a little bit more about the single-digit growth outlook for ARPU in 2020? How should that phase throughout the year? And are there any examples of the a la carte opportunities that you see for Tinder that you can share with us today?

Sharmistha Dubey^ I can take this. Mandy and Gary already talked a little bit about Tinder's road map cadence and the focus on a la carte. So maybe I'll try to lay out a framework of how to think about monetization on our platform model generally and then Tinder specifically. SO if you think about content platforms, you mostly pay for access. And subscription models make sense there. On platforms, such as games, you pay for advantages. And it lends itself more to a consumable pay model.

We are sort of unique in a lot of ways. Up until about 3 years ago, we had only pay for access subscription models on most of our platforms. And then we started experimenting with a couple of pay for advantage features and -- on Tinder particularly. And they've done really well, and they already contribute north of 25% of our direct revenue. So we think we have a real opportunity to do more on the pay for advantage area and, hence, the focus on a la carte.

I can't get into specifics of what it is that we're planning, but we've got some cool stuff the team's experimenting with. And then one other part of what we're saying about these Asian markets, in particular, these are markets we are starting to play meaningfully in, but consumers are not used to the recurring subscription model. And so in these markets, there's a real opportunity to tailor even our access features into more of a pay as you go model. And so that's where sort of the trade-off between subscribers and ARPU plays out. We're going to do a lot of experimentation this year. Ultimately, as Gary and Mandy keeps saying, we are in the business of maximizing revenue, and that's what we're focused on. And we'll see how it all sort of levels out, but there is going to be a lot of work in this area for Tinder this year.

Amanda W. Ginsberg^ Great. Before we wrap up, I just wanted to quickly stage one last word, which is thank you so much for all the support for the people on this call and our investors. I did debate how transparent I should be about my personal life. And I've always been an open book. We've always been a company that's been very transparent, and I've kind of made that bet. And the outpour and the kind words have been humbling. So thank you for that.

The last group of people I feel like I need to thank are the people at this company and of course, in this room. It has been an honor to come to work with these incredible human beings that I've gotten to work with every single day with Gary and his expanded role as COO and Shar, who you guys are going to love getting to know. And I just think that they've got the experience, the passion and the vision to take this business forward. And I would wish them luck, but they really don't need any. They really have what it takes for the future. There's oftentimes that Shar and I would tell the team or the Board, we got this. And I can guarantee you they got this.

So with that, thanks for joining the call, and thank you for everything.

Operator^ This concludes the question-and-answer session in the Match Group conference call. Thank you for attending today's presentation. You may now disconnect

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